Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Announces C$750 Million Note Offering

NEW YORK, September 16, 2010 – Thomson Reuters (NYSE, TSX: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced it has entered into an agency agreement with a syndicate of Canadian investment dealers for a public offering in Canada of C$750 million (approximately US$730 million) principal amount of 4.35% notes due 2020.

The offering is expected to close on September 30, 2010, subject to customary closing conditions.  Thomson Reuters plans to use the net proceeds from this offering, available cash and/or other resources to repay its €500 million principal amount of 4.625% medium term notes upon their maturity in November 2010.

The securities are not being offered or sold in the United States.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy any of such securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs 55,000 people and operates in over 100 countries.  Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).  For more information, go to www.thomsonreuters.com.

Cautionary Note Concerning Factors That May Affect Future Results
Certain statements in this news release are forward-looking, including Thomson Reuters expectations about the proposed offering. There can be no assurance that the offering will be completed. These forward-looking statements are based on certain assumptions and reflect current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA	INVESTORS

Calvin Mitchell III	Frank Golden
Senior Vice President, Corporate Affairs	Senior Vice President, Investor Relations
+1 646 223 5285	+1 646 223 5288
calvin.mitchell@thomsonreuters.com	frank.golden@thomsonreuters.com